

Report of Independent Registered Public Accounting Firm

To the Management of EverTrade Direct Brokerage, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of EverTrade Direct Brokerage, Inc. as of December 31, 2017, and the related statements of income/(loss), statement of equity, and statement of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the auditing standards of the PCAOB and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedules I, II, and III are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our

PricewaterhouseCoopers LLP, 214 N Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 345 7500, F: (704) 344 4100, www.pwc.com/us

opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 16, 2018

We have served as the Company's auditor since 2017.

EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of TIAA, FSB)

Statement of Financial Condition

As of December 31, 2017

Assets

Cash and cash equivalents	$	1,365,012
Deposit with clearing organization		150,000
Equipment, net		1,203
Prepaid Financial Industry Regulatory Authority fees		42,818
Deferred tax asset		10,567
Other assets		15,302
Total Assets	$	1,584,902

Liabilities

Accounts payable and accrued liabilities	$	48,732
Income tax payable		133,099
Due to affiliates		63,534
Total Liabilities	$	245,365

Commitments and Contingencies (Notes 6 and 8)

Equity

Common stock, $1 par value (30,000 shares authorized;100 shares issued and outstanding)	$	100
Additional paid-in capital		7,169,253
Accumulated deficit		(5,829,816)
Total Equity		1,339,537
Total Liabilities and Equity	$	1,584,902

See notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

a) Organization — EverTrade Direct Brokerage, Inc. ("EverTrade" or the "Company") was incorporated on November 18, 1998, under Missouri law and is a registered broker dealer and a wholly owned subsidiary of EverBank Financial Corp (EFC). On June 9, 2017, EFC was acquired by TCT Holdings, Inc. (TCT), a wholly owned subsidiary of Teachers Insurance and Annuity Association of America (TIAA), and formed TIAA FSB Holdings, Inc. TIAA is a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. Immediately following the merger of TCT and EFC, TIAA-CREF Trust Company, FSB, a federal savings association and wholly owned bank subsidiary of TIAA, merged with and into EverBank, a federal savings association and wholly owned subsidiary of EFC, in order to form TIAA, FSB. Upon the acquisition date, a decision was made to discontinue the opening of new accounts at EverTrade. On November 16, 2017, EverTrade filed a Continuing Membership Application (CMA) with FINRA, proposing to transfer its accounts by bulk transfer to its affiliate by virtue of acquisition by TIAA, TIAA-CREF Individual & Institutional Services, LLC (TC Services). This CMA was approved by FINRA on February 6, 2018, and EverTrade intends to complete this transfer during 2018.

EverTrade is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). EverTrade is an introducing broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities. The Company offers equity securities, option contracts, mutual funds, fixed-income trading (including foreign bonds), multiple trading channels and protected accounts (i.e., theft and loss protection with Securities Investor Protection Corporation and National Financial Services private insurance). The Company executes trades, and a nonaffiliated third-party, National Financial Services (NFS), broker/dealer provides clearing and custodial services.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act") under paragraph (k)(2)(ii) of the Rule because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the 1934 Act, as no such liabilities existed at December 31, 2017 or during the year then ended.

b) Basis of Presentation — The financial statements are presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), which require management to make estimates that affect the reported amounts and disclosures of contingencies in the financial statements. Estimates by their nature are based on judgment and available information. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ from those estimates.

The Company has performed an evaluation of subsequent events through February 14, 2018, the date the financial statements were available to be issued, and identified no matters requiring disclosure, except those discussed within the notes to the financial statements.

c) Cash and Cash Equivalents — Cash and cash equivalents include cash, amounts due from banks, and interest-bearing deposits with banks with an original maturity of three months or less. For cash management purposes, the company concentrates its cash holdings in an account at Wells Fargo Bank, N.A. The balance in this account may exceed the federally insured limit of $250,000 by the Federal Deposit Insurance Corporation (FDIC) in case of bank failure. At December 31, 2017, the Company had $1,056,659 in excess of the insurance limit at this bank. The Company monitors these balances to mitigate the exposure of risk due to concentration and has not experienced any losses from such concentration.

d) Deposit with Clearing Organization — The Company contracts with a clearing firm to provide clearing services for its customers' market transactions. Clearing firms generally require their correspondents to maintain a "good faith" deposit balance. The Company has a $150,000 deposit with its clearing firm at December 31, 2017 which is interest bearing.

e) Prepaid FINRA Fee — As a member of FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

f) Equipment — Computer hardware and software and equipment are carried at amortized cost. Depreciation on computer hardware, software, and equipment is computed using the straight-line method over the estimated useful lives, which ranges from 3 to 5 years. The Company reviews premises and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of an asset is considered not to be recoverable when its carrying amount exceeds the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal. If it is determined that the carrying amount of the asset is not recoverable, an impairment loss is recognized equal to the amount by which the carrying amount for an asset exceeds its fair market value.

g) Commissions and Fee Income — Commissions, fee income, and related clearing expenses are recorded on a trade-date basis as securities transactions occur and as fees are earned.

h) Income Taxes — The operations of EverTrade are included in the consolidated federal income tax return of its ultimate parent, TIAA Boards of Overseers (TIAA Overseers). The Company's tax provision is computed using the benefit for loss method. Any benefits received or expenses incurred relating to current and deferred federal taxes are recognized through intercompany transactions with the TIAA Overseers. In December of 2017 the Company was paid for its estimated tax receivable balance. As these payments were ultimately higher than the final balance calculated on the tax provision, the Company is in a tax payable position. The amount payable for federal taxes was $96,848 and is included in income tax payable. The amount payable for state taxes was $36,251 and is included in income tax payable.

Deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets and liabilities are adjusted for the effect of changes in tax rates in the period of change. The Company establishes a valuation allowance when management believes, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

The Company recognizes and measures income tax benefits based upon a two-step model: 1) a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized for a position in this model and the tax benefit claimed on a tax return is recorded as an unrecognized tax benefit. There are no unrecognized tax benefits recorded as of December 31, 2017. The Company does not anticipate any changes to the unrecognized tax benefit within the coming year.

The Company is subject to periodic review by federal and state taxing authorities in the ordinary course of business. With few exceptions, the Company is no longer subject to examination by these taxing authorities for years prior to 2014.

2. Equipment

Equipment at December 31, 2017 consists of the following:

Computer hardware and software	$	19,784
Less accumulated depreciation and amortization		(18,581)
	$	1,203

3. Related Parties

The Company is party to a cost-sharing agreement between EFC and CustomerOne Financial Network (a wholly owned subsidiary of EFC), providing general administrative services as needed. Services received by the Company under this agreement include, but are not limited to, Executive Administration, Quality Control, Compliance, Treasury, Administrative Services, Technology, Internet Registry Services, Accounting, Legal, Human Resources, Payroll, Finance, Product & Project Management, Marketing, and Risk Management. A portion of the Company's operating expenses is paid to such affiliates of the Company and represents both items specifically identifiable as attributable to the Company and an allocation of shared resources among certain affiliates. Such intercompany expenses are included in occupancy expense and professional fees in the amounts of $22,879 and $863,965 on the Statement of Income/(Loss), respectively. The amount payable to such affiliates as of December 31, 2017 for the aforementioned expenses incurred on behalf of the Company was $63,534, and is included in due to affiliates on the statement of financial condition. The amounts are generally settled on a monthly basis.

Professional Fees

Legal Services & Risk Management	$	405,470
Business Operations Support *		189,841
Technology Services		123,217
Finance & Corporate Support		145,437
Total Professional Fees	$	863,965

* Business Operations Support includes certain indirect salaries and benefit expenses that are allocated to EverTrade based on the use of shared resources that do not reside directly in EverTrade. EverTrade has a cash account that is held at TIAA, FSB with a balance of $49,251 as of December 31, 2017.

The Company accepts accounts from TIAA, FSB directors, officers and their related business interests on substantially the same terms as accounts to other individuals and businesses. Accounts held for related parties were $458,768 as of December 31, 2017.

4. Income Taxes

Income tax benefit for the year ended December 31, 2017, is comprised of the following:

Current benefit:		
Federal	$	(407,393)
State		(30,506)
Total Current		(437,899)
Deferred benefit:		
Federal		(637)
State		(1,379)
Total Deferred		(2,016)
Total Income Tax benefit	$	(439,915)

The deferred taxes at December 31, 2017 consist of a deferred tax liability of $96 related to basis differences in fixed assets and a deferred tax asset of $10,663 related to accrued expenses. The Company also has a deferred tax asset associated with state net operating losses in the amount of $416,069 that is subject to a full valuation allowance. These losses will begin to expire in the tax year 2030. The valuation allowance increased $123,184 in 2017 as a result of additional state net operating losses that were incurred during the year as well as a revaluation of state net operating losses resulting from changes in federal income tax laws at the end of 2017.

The Company participates in a tax sharing agreement with TIAA Overseers for consolidated income tax filings. Under this agreement, the Company is reimbursed for federal and state losses to the extent they are utilized.

The Tax Cuts and Jobs Act (the "Act") was passed on December 22, 2017. The Act changes existing United States tax law and includes numerous provisions that will affect businesses. The Act, for instance, introduces changes that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits. The 2017 Tax Act has resulted in significant changes to the U.S. corporate income tax system. The 2017 Tax Act includes a federal statutory rate reduction from 35% to 21% for tax years beginning after December 31, 2017. The Company's deferred tax assets and liabilities as of December 31, 2017 reflect the enacted tax rate of 21% which is expected to apply when the deferred tax assets and liabilities will be settled or realized. The change in net deferred taxes due to the re-measurement of the deferred tax assets and liabilities is $4,819. The Company's income tax provision differs from the tax provision computed by applying the U.S. federal statutory income tax rate of 35% to earnings before income taxes primarily as a result of this revaluation.

5. Employee Benefit Plan

The Company participates in a defined contribution plan sponsored by TIAA, FSB, adopted under Internal Revenue Code 401(k) (the Plan), covering substantially all full-time employees meeting certain eligibility requirements. Employees may contribute between 1% and 100% of their eligible pretax compensation to the Plan, subject to Internal Revenue Code 401(k) contribution limits. The Company matches with cash, based on the employee's contribution, up to 4% of an employee's eligible compensation contributed as an elective deferral. The Company recognized expense related to these contributions of $6,516 during the year ended December 31, 2017.

In addition, the Company may make profit-sharing contributions to the Plan at the discretion of the Board of Directors. During the year ended December 31, 2017 the Company recognized expense related to the profit sharing contributions to the Plan of $1,197.

Expenses related to 401(k) matching and profit-sharing contributions are included in salaries and employee benefits expense in the statement of income.

6. Guarantees and Off Balance Sheet Risk

The Company has contracted with its clearing firm to provide clearing services that include underwriting margin loans to its customers. This contract stipulates that the Company will indemnify the third party for any margin loan losses that occur in their issuing margin to customers. The maximum potential future payment under this indemnification was $1,002,008 at December 31, 2017. Historically, there have never been payments made under this indemnification. As these margin loans are highly collateralized by the securities held by the brokerage clients and subject to regulatory limits mitigating loss, the Company has assessed the probability of making such payments in the future as remote. This indemnification would end with the termination of the clearing contract.

7. Net Capital Requirements

EverTrade is subject to the SEC Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, EverTrade had net capital of $1,275,418, which was in excess of the required net capital by $1,025,418. EverTrade's ratio of aggregate indebtedness to net capital was 0.1924 to 1 at December 31, 2017.

8. Contingent Liabilities and Other Regulatory Matters

The securities industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, EverTrade has been threatened with or named as a defendant in lawsuits, arbitration and administrative claims involving securities, banking and other matters. EverTrade is also subject to periodic regulatory audits and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA or FDIC by dissatisfied customers or others are investigated by such regulator, and may, if pursued, result in formal claims being filed against EverTrade by the customer or disciplinary action being taken against EverTrade by the regulator and could have a material impact on EverTrade's financial position, results of its operations or cash flows.

EverTrade is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding EverTrade's business, and involving, among other matters, sales and trading activities, financial products or offerings sponsored, underwritten or sold by EverTrade, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.